

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 12, 2009

Frank S. Sklarsky
Chief Financial Officer and Executive Vice President
Eastman Kodak Company
343 State Street
Rochester, New York 14650

>   **Re: Eastman Kodak Company**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-00087**

Dear Mr. Sklarsky:

　　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Brian R. Cascio
>   Accounting Branch Chief